www.duanemorris.com

January 27, 2012

VIA EDGAR

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:    Institutional Financial Markets, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 001-32026

FIRM and AFFILIATE OFFICES

NEW YORK

LONDON

SINGAPORE

PHILADELPHIA

CHICAGO

WASHINGTON, DC

SAN FRANCISCO

SAN DIEGO

BOSTON

HOUSTON

LOS ANGELES

HANOI

HO CHI MINH CITY

ATLANTA

BALTIMORE

WILMINGTON

MIAMI

PITTSBURGH

NEWARK

LAS VEGAS

CHERRY HILL

BOCA RATON

LAKE TAHOE

MEXICO CITY

ALLIANCE WITH

MIRANDA & ESTAVILLO

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”, or “IFMI”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2012 regarding the reports listed above filed by the Company with the Commission.

Set forth below are your comments followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

Permanent Capital Vehicles, page 9

1.	Please identify the other party in your Star Asia Management joint venture and tell us why you believe you are not required to file the joint venture agreement as an exhibit to your filing.

Company Response: The other party in the Star Asia Management joint venture is Star Asia Mercury LLC (formerly, Mercury Partners, LLC). This fact is disclosed on page F-16 of the Form 10-K under the heading Star Asia Management, LTD (“Star Asia Manager”) and Star Asia Finance, Limited (“Star Asia”). In future filings, the Company will add the name of the other

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

January 27, 2012

party to the Star Asia Management joint venture to the disclosure regarding the Star Asia Manager in Item 1 of the Annual Report on Form 10-K.

The Company does not believe that it is required to file the joint venture agreement as an exhibit to its filing because (1) the Company considers the agreement to be in the ordinary course of its business, and (2) the Company believes the joint venture agreement is not material. With respect to the agreement being in the ordinary course of business, the Company notes that the agreement merely represents an investment in Star Asia Manager and that the Company has a number of principal and equity method investments carried on its balance sheet. In addition, Star Asia Manager performs asset management services for Star Asia. The Company performs asset management services in the ordinary course of its business. With respect to materiality, the Company notes that it received approximately $975,000 in cash from Star Asia Manager in fiscal year 2010, or approximately 0.8% of its total revenues in the year ended December 31, 2010, and that its investment in Star Asia Manager as of December 31, 2010 had a carrying value of approximately $200,000, or approximately 0.07% of its total assets as of such date. Thus, the Company believes that the Star Asia Manager joint venture does not have a material impact on the Company’s results of operations, financial condition, or cash flows and, accordingly, the Company has not filed the joint venture agreement with the Commission.

Item 8. Financial Statements and Supplementary Data

Note 10 – Fair Value Disclosures, page F-37

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations, page F-41

2.	We note in valuing your securities such as U.S. government agency mortgage-backed securities and collateralized mortgage obligations as well as your investment in Star Asia as discussed on page F42 you may utilize an internal valuation model to determine the respective fair value. Please expand your disclosure in future filings to describe the type of valuation models used and assumptions made when determining the fair value of Star Asia and the U.S. government agency mortgage-backed securities and collateralized mortgage obligations securities.

Company Response: In accordance with the Staff’s comment, the Company will expand its disclosure in future filings to describe the type of valuation models used and assumptions made when determining the fair value of Star Asia, U.S. government agency mortgage-backed securities, collateralized mortgage obligation securities, and other securities where the Company may utilize an internal valuation model.

The exact disclosure in future filings will be dependent upon the securities the Company owns, and whether or not internal valuation models are used for such securities. The Company has not yet completed its 2011 financial close and valuation work. However, the Company provides the following illustrative expanded disclosure, assuming the same securities are held at December 31, 2011:

January 27, 2012

Proposed Disclosure for Star Asia

Star Asia accounts for itself as an investment company as described in ASC 946 Financial Services – Investment Companies. As an investment company, Star Asia carries its assets at fair value and reports NAV per share to its investors. However, Star Asia issued subordinated debt securities in 2009 at a significant discount to par. Upon issuance, Star Asia did not elect the fair value option for these liabilities and was not required to do so under ASC 946. Over time, it is the Company’s assessment that the fair value of the subordinated debt securities has diverged from its carrying value. Because Star Asia’s published NAV is calculated using the amortized cost of these subordinated debt securities, the Company has concluded it would be appropriate to adjust Star Asia’s reported NAV to recalculate it as if Star Asia’s subordinated debt were recorded at fair value as opposed to its historical amortized cost. The Company estimates the fair value of Star Asia’s subordinated debt securities by projecting the remaining debt cash outflows and discounting them at an estimated market rate as of the reporting date, for similar non-investment grade long term subordinated debt issuances.

The Company used discount rates of 10.35% and [—] as of December 31, 2010 and December 31, 2011 respectively in determining the fair value of Star Asia’s subordinated debt securities. If the Company had used Star Asia’s unadjusted NAV, rather than the Company’s financial model described above in determining the fair value of the Company’s investment in Star Asia, the Company would have recorded its investment in Star Asia at a value of $44,756 and [—] as of December 31, 2010 and December 31, 2011, respectively, as compared to the fair value as determined by the Company’s internal valuation model of $38,025, and [—] as of December 31, 2010 and December 31, 2011, respectively.

Proposed Disclosure for U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair values of U.S. Government Agency and Mortgage Backed Securities and Collateralized Mortgage Obligations which are classified as level 3 are determined primarily using discounted cash flow and OAS (option adjusted spread) methodologies. Key inputs to these models are interest rates and prepayment rates. Attributes of the underlying mortgage loans, in the case of collateralized mortgage obligations, that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value ratios; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; and historical prepayment. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

January 27, 2012

Note 27 – Commitments and Contingencies, page F-77

Legal and Regulatory Proceedings, page F-77

3.	You have disclosed that management believes that none of its routine legal proceedings will have a material adverse effect on the company’s financial condition. Please expand your disclosure in future filings to discuss the effect of such proceedings on the company’s operations and cash flows.

Company Response: In accordance with the Staff’s comment, the Company will expand its disclosure in future filings to discuss the effect of legal proceedings on the Company’s operations and cash flows. The actual disclosure in future filings will depend on the then current status of legal proceedings against the Company as well as management’s assessment at that time. The Company has not completed its assessment of outstanding legal matters as of December 31, 2011. However, based on information available to management at the time of issuance of the Form 10-K for the period ended December 31, 2010, the Company would have expanded its disclosure as follows to address the Staff’s comment:

Management believes that the results of these routine legal proceedings and regulatory matters will not have a material adverse effect on the Company’s financial condition, or on the Company’s operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company’s operations and cash flows. It is the Company’s policy to expense these legal fees and expenses as incurred.

4.	In addition, ASC Subtopic 450-20 requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. To the extent that you are unable to assert that the effect of such proceedings are not material to your results of operations and cash flows, please revise your future filings to disclose an estimate of the possible loss or range of loss in excess of amounts accrued or to state that such an estimate cannot be made.

Company Response: As previously stated, the Company has not completed its assessment of outstanding legal matters and other contingencies as of December 31, 2011. However, in accordance with your comment, to the extent that the Company is not able to assert that the effect of litigation and other contingencies are not material to its results of operations and cash flows, the Company will expand future filings (beginning with the Form 10-K for the period

January 27, 2012

ended December 31, 2011) to disclose an estimate of the possible loss or range of loss in excess of amounts accrued or will state that such an estimate cannot be made.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A filed on April 26, 2011

Compensation of Executive Officers, page 16

5.	Please expand the footnote disclosure to provide the following additional information:

•	A general description of the formula or criteria to be applied in determining the amounts paid pursuant to any non-equity incentive plans; and

•	The factors that the Compensation Committee considered when determining to pay out the awards 60% in cash and 40% in equity.

Please refer to Item 402(o) of Regulation S-K for additional information.

Company Response: The Company believes that the disclosure set forth in the paragraph following the footnotes to the Summary Compensation Table addresses the requirement set forth in Item 402(o)(5) to disclose “a general description of the formula or criteria to be applied in determining the amounts payable” pursuant to any non-equity incentive plans. Specifically, the Company noted in such paragraph that “the Compensation Committee established performance targets for each of the named executive officers based on (a) adjusted pre-tax income, and (b) adjusted revenue.” The foregoing statement discloses the criteria pursuant to which the non-equity incentive plan awards were determined.

The Company believes that the Staff’s request that the Company disclose the factors that the Compensation Committee considered when determining to pay out the awards 60% in cash and 40% in equity is not required by Item 402(o). In this regard, the Company does not believe that disclosure of the Compensation Committee’s reasoning is a material factor necessary to an understanding of the fact that 60% was paid in cash and 40% was paid in equity, which the Company believes constitutes the relevant data reflected in the Summary Compensation Table. The Company respectfully notes that none of the examples set forth in Item 402(o) specifically refer to factors that the Compensation Committee considered when determining to pay out the awards in cash and in equity. In addition, none of the examples set forth in Item 402(o) generally refer to the reasoning of a Board or a Compensation Committee in coming to any determination which might be reflected in the Summary Compensation Table. While the Company acknowledges that such disclosures are common in the Compensation Discussion and Analysis of larger companies, the Company believes that if the Commission had determined that such information constituted material factors necessary to an understanding of the information disclosed in the Summary Compensation Table, the Commission would have included them in the examples in Item 402(o), particularly since the Commission included, in Item 402(b)(2)(ii) of Regulation S-K (applicable to the Compensation Discussion and Analysis of larger companies), a requirement to disclose the “policies for allocating between cash and non-cash compensation.”

January 27, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Note 4 – Acquisitions, page 13

PrinceRidge, page 13

6.	We note you entered an agreement with PrinceRidge Partners LLC in which you contributed $45 million, comprised of cash, amounts payable, and all of the equity ownership interests in Cohen & Company Capital Markets, LLC, in exchange for a 70% interest in each of the PrinceRidge Entities. You determined that the purchase price of this acquisition was $18.5 million, which represents the fair value of the redeemable non-controlling interest of PrinceRidge. Explain to us how you concluded that the value of the PrinceRidge’s equity interests was a more reliably measurable in determining the purchase price than the fair values of the assets transferred and the equity interests issued by the company. Tell us whether you have an estimation of the value of the equity ownerships interest in Cohen & Company Capital Markets, LLC. If you have such values, tell us the amount of such values and tell us how the valuation of the acquisition using the value of Cohen & Company Capital Markets, LLC as a basis for the purchase price compares to the purchase price used based on the fair value of the redeemable non-controlling interests of PrinceRidge.

Company Response:

Please note that all amounts in this response are in thousands except for percentages. In a traditional acquisition accounted for under the purchase method, the acquirer transfers consideration to the owners of the acquiree in exchange for the controlling ownership interest in the acquiree. In such a transaction, the actual consideration goes to the owners of the target and not the target entity itself.

However, in this case, IFMI contributed net assets of $45,000, comprised of cash, amounts receivable, and all of the equity ownership interest in Cohen & Company Capital Markets, LLC (“CCCM”) to the target itself (PrinceRidge Holdings LP, PrinceRidge Partners LLC and their subsidiaries, or “PrinceRidge”) and not to the owners of PrinceRidge. PrinceRidge issued new equity interests in PrinceRidge to IFMI for its contribution, such that IFMI obtained a controlling interest in PrinceRidge. Effectively, PrinceRidge was recapitalized and IFMI acquired a controlling interest in the recapitalized entity.

The fair value of the contribution was determined to be $45,000. The contribution was comprised of (i) $1,081 of cash; (ii) $1,264 of amounts receivable; and (iii) $42,655 of net equity interests of CCCM. The net equity interests of CCCM were calculated by determining the fair value of all assets of CCCM minus the fair value of all liabilities of CCCM.

The fair value of the non-controlling interests was determined to be $18,502. The Company determined that the fair value of the non-controlling interest was equal to (i) the fair value of PrinceRidge’s assets minus the fair value of PrinceRidge’s liabilities after the contribution of

January 27, 2012

IFMI’s $45,000 multiplied by (ii) the percentage of equity interests held by the non-controlling interest members / partners.

The Company notes that both CCCM and PrinceRidge are broker-dealers and record substantially all of their assets and liabilities at fair value or at amounts that approximate fair value. So, the same method was used to determine the fair value of the equity interests of CCCM as the fair value of the non-controlling interests. That is, the Company determined the fair value of the assets of the entity minus the fair value of the liabilities of the entity to determine the fair value of the net assets of the entity (PrinceRidge or CCCM).

The following table provides summary data and illustrates the calculation of the fair value of the non-controlling interests:

Summary Purchase Information (1)

Net Fair Value Summary
Net Fair Value of IFMI Contribution	45,000
Net Fair Value of PrinceRidge immediately prior to IFMI Contribution	17,344

Net Fair Value of PrinceRidge After IFMI Contribution	62,344

Ownership Percentage As Negotiated
IFMI	70.3%
Non-Controlling Interest	29.7%

Total	100.0%

Allocable Net Fair Value
IFMI	43,842
Non-Controlling Interest (2)	18,502

Total	62,344

(1)	The amounts shown in the above table are based on the Company’s original purchase accounting estimates included in the Form 10-Q for the fiscal quarter ended September 30, 2011. The measurement period for the PrinceRidge acquisition will expire on May 31, 2012, so the Company may have adjustments to the numbers above as the purchase accounting is finalized.
(2)	This represents the fair value of the non-controlling interests (the consideration transferred to the former owners of the acquiree), which was determined to be the purchase price.

IFMI concluded that the fair value of the non-controlling interests was the purchase price for the following reasons:

(i) The fair value of the non-controlling interest represents the net fair value that was transferred to entities or persons other than IFMI.

January 27, 2012

(ii) The $45,000 of net assets contributed by the Company continue to be included as part of the consolidated financial statements of IFMI. These assets were transferred from IFMI into a different majority owned and consolidated subsidiary of IFMI, the recapitalized PrinceRidge. So, from a financial statement perspective, these assets were not transferred outside of the Company and therefore it is not accurate to consider these assets to be the purchase price.

The first sentence of ASC 805-30-30-7 states (emphasis added):

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

The Company (i.e., the acquirer) issued no equity interests (rather it transferred the equity interests of one wholly owned subsidiary, plus cash, plus a receivable into a recapitalized majority owned subsidiary) and the $45,000 contribution was not transferred to the former owners of the acquiree. Instead the former owners of the acquiree received $18,502 of the recapitalized PrinceRidge.

However, it is important to emphasize that the determination of the amount of goodwill and intangible assets (i.e., the excess of purchase price over the fair value of net assets acquired) is the same regardless of whether one were to consider the purchase price to equal the contribution ($45,000) or the non-controlling interests ($18,502).

According to ASC 805, the amounts allocated to goodwill and intangibles equal the purchase price (i.e. the consideration transferred) minus the net fair value of the tangible assets acquired. The Company believes that if it were to consider the purchase price to be the $45,000 contribution, then it must include in the net fair value of tangible assets acquired, the Company’s share of recapitalized PrinceRidge’s net fair value of tangible assets after the transaction, including the contribution itself. Whereas, if the Company were to consider the purchase price to be the $18,502 non-controlling interest, then it must only include the net fair value of PrinceRidge excluding the contribution in the calculation (i.e., the net fair value of PrinceRidge immediately prior to the contribution). This is illustrated as follows:

January 27, 2012

	As Disclosed in Footnotes	Alternative View
Purchase Price	18,502	45,000
Net Fair Value Acquired (see table above for calculation of these amounts)	(17,344)	(43,842)

Excess of Purchase Price Over Net Fair Value (goodwill and intangible)	1,158	1,158

Note 15 – Debt, page 42

7.	On page 43, we note that you commenced an offer to exchange all of the company’s outstanding 7.625% Contingent Convertible Senior Notes (Old Notes) for a new series of 10.50% Contingent Convertible Senior Notes (New Notes). Please tell us, and disclose in future filings, the conversion features of the New Notes. In addition, explain to us how you have analyzed the guidance in ASC 815 in evaluating whether the conversion features of the New Notes are embedded derivatives that should be separated from the debt host and accounted for in accordance with ASC 816. In addition, please tell us how you analyzed ASC 470-50 in determining whether the terms between the New Notes were substantially different from the Old Notes.

Company Response: The Company presents its response to each of the Staff’s requests below.

•	Please tell us, and disclose in future filings, the conversion feature of the New Notes.

The conversion feature of the New Notes provides that each holder of the New Notes may exchange their notes for the Company’s common stock at a conversion rate of $116.37 per share of common stock for every $1,000 of par value of New Notes held, in accordance with the detailed terms outlined below. In other words, for each $1,000 of par value of New Notes held, the holder can exchange the notes for 8.5933 shares of the Company’s common stock. For historical context, it should be noted that the New Notes retained the exact conversion features of the Old Notes. The Old Notes were issued by the Company (then known as Alesco Financial Inc.) on May 15, 2007 and June 13 2007. During that period of time, the Company’s common stock closed at a low of $94.10 and a high of $100.10 (on a split-adjusted basis).

This conversion rate is, for anti-dilution protection, subject to adjustments for certain corporate events, such as stock splits and stock dividends. The holders of the New Notes can exercise their conversion option as follows:

January 27, 2012

1. The holders can exercise their conversion option in any fiscal quarter if the trading price of the Company’s common stock exceeds 130% of the conversion price for at least 20 trading days out of a 30 trading day period ending with the last trading day of the previous quarter.

2. The holders can exercise their conversion option in any five business day period if, for the previous five trading days, the trading price of the New Notes is less than 98% of the product of (i) the Company’s common stock price multiplied by (ii) the then current conversion rate.

3. The holders can exercise their conversion option if the Company were to call the New Notes for redemption.

4. The holders can exercise their conversion option at any time during the 30 day period prior to maturity.

The holder can also exercise their conversion option during the occurrence of certain corporate events, a fundamental change of the company (as defined in the note indenture), and certain stock issuances and distributions undertaken by the Company. The Company notes that the conversion option is embedded and not detachable or otherwise separable from the debt instrument.

As requested by the Staff, the Company will disclose the conversion features in future filings.

•

In addition, please explain to us how you have analyzed the guidance in ASC 815 in evaluation whether the conversion feature of the New Notes are embedded derivatives that should be separated from the debt host and accounted for in accordance with ASC 815:

ASC 815-15 -25-51 states the following regarding convertible debt:

The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) shall be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Subtopic. (For example, if the common stock was not readily convertible to cash, a conversion option that requires purchase of the common stock would not be accounted for as a derivative instrument.) That accounting applies only to the holder (investor) if the debt is convertible to the debtor’s common stock because, under paragraph 815-10-15-74(a), a separate option with the same terms would not be a derivative instrument for the issuer.

January 27, 2012

The Company does not believe that the conversion option would, as a freestanding instrument, be a derivative that is subject to ASC 815. 815-10-15-74(a) states that the reporting entity should not consider contracts that are both (a) indexed to its own stock and (b) classified in stockholder’s equity to be derivatives accounted for under ASC 815. If the Company had separately issued options with the terms outlined above, those options would clearly be indexed to its own stock and would be classified within equity. The Company’s only requirement upon exercise of the conversion option would be to issue more shares to the holder. The Company would have no obligation to pay cash or transfer other assets, which, if the Company would have such an obligation, would likely require classification of the instrument as debt and therefore require the embedded feature to be separated from the debt instrument. Therefore, the Company has concluded that the conversion option does not need to be separately accounted for as a derivative.

•	In addition, please tell us how you analyzed ASC 470-50 in determining whether the terms between the New Notes were substantially different from the Old Notes.

The terms that differed between the Old Notes and New Notes are:

•	The increase in interest rate from 7.625% to 10.500%; and

•	The change in the early redemption terms.

•	The Old Notes provided for early redemption at par at the option of the holder on May 15, 2012, May 15, 2017 and May 5, 2022.

•	The New Notes provided for early redemption at par at the option of the holder on May 15,2014, May 15, 2017, and May 5, 2022.

Both notes have a maturity date of May 15, 2027. The Company’s initial conclusion during the third quarter of 2011 was that the exchange should be accounted for as an extinguishment. The Company recorded entries to immediately expense the unamortized debt discount on the Old Notes and to defer the transaction costs associated with the New Notes.

In the fourth quarter, the Company revisited its analysis of whether the exchange should be considered a modification or an extinguishment As required in ASC 470-50-40-10 and further described in ASC 470-50-40-12, the Company compared the cash flow of the New Notes to the remaining cash flow of the Old Notes. The Company discounted the projected future cash flows of the Old Notes and the New Notes using the effective rate of the Old Notes which was 9.257%.

It should be noted that the multiple early redemption (put) dates available with respect to both the Old Notes and the New Notes add complexity to the analysis. As described in ASC 470-50-40-12 (c), multiple comparisons of projected future cash flows are required when put options exist. During its review, the Company concluded that, in the case of the exchange completed in

January 27, 2012

the third quarter, ASC 470-50-40-12 (c) requires the Company to compare each potential iteration of put dates between the two notes. That is, since there are four potential maturity dates for each note (the three put dates and the contractual maturity), there are actually 16 cash flow tests that need to be analyzed. The Company completed these 16 analyses and noted that in two cases, the change in the present value of the cash flows of the New Notes as compared to the present value of the cash flows of the Old Notes was less than 10%.

Therefore, based on the guidance of ASC 470-50-40-12 (c), the Company has revised its initial conclusion and has determined that the modification should not be deemed to be substantial and therefore the exchange should not be recorded as an extinguishment.

Since the exchange was initially treated as an extinguishment in the third quarter, rather than a modification, the Company believes that the financial results for the three and nine months ended September 30, 2011 included an error in the accounting for the unamortized deferred finance costs from the Old Notes and the current finance / transaction costs from the New Notes. The Company intends to record an adjustment to correct this in the fourth quarter, as it has determined that the adjustment was not material to the previously issued consolidated financial statements as of and for the three and nine months ended September 30, 2011, and it has also preliminarily determined that the adjustment in the fourth quarter is immaterial to the consolidated financial statements for the three months ended December 31, 2011. See below for proposed treatment if the Company’s final determination differs from its preliminary fourth quarter determination.

In assessing materiality, the Company followed the guidance of SAB 99 and SAB 108 and performed both a quantitative and qualitative analysis.

The following table compares the summarized financial results and financial condition as of September 30 and for the three months and nine months then ended (dollar amounts are in thousands except for per share amounts):

January 27, 2012

	Third Quarter			Nine Months
	As Reported	Adj	As Adj	As Reported	Adj	As Adj
Income Statement
Total Revenue	20,878	—	20,878	76,649	—	76,649
Operating Expense	28,690	460	29,150	91,052	460	91,512

Operating Income / (Loss)	(7,812)	(460)	(8,272)	(14,403)	(460)	(14,863)
Non Operating Income / (Loss)	(444)	116	(328)	1,157	116	1,273

Income / (Loss) Before Tax	(8,256)	(344)	(8,600)	(13,246)	(344)	(13,590)
Income Tax Expense / (Benefit)	(571)	—	(571)	(917)	—	(917)

Net Income / (Loss)	(7,685)	(344)	(8,029)	(12,329)	(344)	(12,673)
Non Controlling Interest	(3,640)	(116)	(3,756)	(5,288)	(116)	(5,404)

Net Income / (Loss) Attributable To IFMI	(4,045)	(228)	(4,273)	(7,041)	(228)	(7,269)

Earnings Per Share - Basic & Diluted	$(0.38)	$(0.02)	$(0.40)	$(0.65)	$(0.02)	$(0.67)

Balance Sheet
Other Assets	19,158	(433)	18,725	19,158	(433)	18,725
Total Assets	321,040	(433)	320,607	321,040	(433)	320,607

Debt	40,784	(89)	40,695	40,784	(89)	40,695
Total Liabilities	225,128	(89)	225,039	225,128	(89)	225,039
Total Equity	95,912	(344)	95,568	95,912	(344)	95,568

Total Liabilities and Equity	321,040	(433)	320,607	321,040	(433)	320,607

Percentage Change in Key Line Items
Pre Tax Income			4.2%			2.6%
Net Income			4.5%			2.8%
Net Income Attributable to IFMI			5.6%			3.2%
EPS			5.3%			3.1%
Other Assets			2.3%			2.3%
Total Assets			0.1%			0.1%
Debt			0.2%			0.2%
Liabilities			0.0%			0.0%
Equity			0.4%			0.4%

Note: Because the Company expects a tax loss for 2011 and has a full valuation allowance against its net operating loss carry-forwards, the increase in pretax loss does not result in an adjustment to the provision for income tax expense.

The following table analyzes select quarterly trends:

January 27, 2012

	Quarterly Trend
	Q1	Q2	Q3	YTD
As Stated
Net Income	413	(5,057)	(7,685)	(12,329)
Basic & Fully Diluted EPS	$0.03	$(0.31)	$(0.38)	$(0.65)

Adjusted
Net Income	413	(5,057)	(8,029)	(12,673)
Basic & Fully Diluted EPS	$0.03	$(0.31)	$(0.40)	$(0.67)

Finally, the Company reviewed qualitative factors such as:

1.	The earnings trend was not impacted by the adjustment.

As is shown in the table immediately above, the Company experienced a small profit in the first quarter of 2011 followed by increasing quarterly losses throughout the year. The adjustment would not impact that trend. Further, as is described later, the adjustment itself would arise out of a non-recurring item that would not typically impact a reasonable investors perception of the Company’s ongoing and future operating results and cash flows.

2.	The Company provides no earnings guidance to shareholders and, to the best of its knowledge, has no analyst coverage nor any published expectations of earnings or earnings per share.

Therefore, the adjustment would not alter the fact that the Company met or did not meet analyst or other published expectations.

3.	The Company fully disclosed the exchange offer and shareholders and potential shareholders should be fully aware of the impact of the exchange offer on the Company.

The Company disclosed the exchange offer on a Form 8-K when the offering period began. The Company also filed a Schedule TO with the Commission on the same date that included the actual exchange offer document which fully disclosed all the relevant terms, conditions, and costs of the exchange offer. The Company disclosed the final closing of the exchange offer in a subsequent Form 8-K. Finally, the exchange offer was disclosed in the notes of the Company’s financial statements for the three and nine months ended September 30, 2011. The Company believes that all investors or potential investors should have a full understanding of the impact of this transaction on the Company.

4.	The adjustment had no impact on the reported cash balance or other liquidity measures.

January 27, 2012

5.	The adjustment is a result of a non-operating and nonrecurring transaction.

From an economic perspective, this is a financing transaction (the modification of the Company’s existing debt to extend the maturity).

6.	No employee or executive compensation will be impacted by this adjustment.

7.	No debt covenants or other financial obligations are impacted by this adjustment.

8.	The adjustment does not change income to loss or vice versa in any profitability measure.

All profitability measures reported in the three months and nine months ended September 30, 2011 were negative. After taking into account the adjustment they would remain negative.

9.	The initial analysis does not conceal any other type of malfeasance or unlawful transaction.

10.	The initial conclusion that the exchange should be recorded as an extinguishment was not intentional and does not reflect an attempt to manage earnings.

11.	The adjustment does not impact any of the Company’s segments.

The Company will record these items as part of its unallocated segment as it is a corporate transaction and not attributable to any of its three operating segments. The adjustment will not crossover segments.

Based on the review of the quantitative and qualitative information above, the Company concluded that the magnitude of the adjustment is such that it would not have changed or influenced the judgment of a reasonable person relying on these statements.

The Company performed a similar quantitative analysis of the preliminary fourth quarter results. In terms of the fourth quarter balance sheet and full year statement of operations, no analysis is necessary as the adjustment would be fully reflected in these numbers whether the correction was made in the third or fourth quarter. Because the Company is still finalizing its year end results and has not yet released its financial results for the fourth quarter, it did not include the quantitative analysis herein. However, the approach was the same as is described above. Based on the preliminary fourth quarter review, the Company concluded that the adjustment in the fourth quarter would also not be material to the results of operations for the fourth quarter nor would it change or influence the judgment of a reasonable person relying on the fourth quarter financial information included in the Company’s Form 10-K for the year ended December 31, 2011.

January 27, 2012

If, upon compilation of final consolidated financial statements as of and for the three and twelve months ended December 31, 2011, the Company determines that the correction adjustment is material to the fourth quarter, the Company proposes, as permitted by SAB 108, to record the adjustment in the third quarter and reflect that adjustment in the historical quarterly information presented in all future filings, including in the footnotes to the Form 10-K for the year ended December 31, 2011. If this approach is taken, the Company will include disclosure within its footnotes describing the change in the third quarter results as compared to those previously reported.

*        *        *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (215) 979-1206 or Joseph W. Pooler, Jr. at (215) 701-9555.

Sincerely,

/s/ Darrick M. Mix

Darrick M. Mix

DMM

cc:	Joseph W. Pooler, Jr.
Rachael Fink, Esq.
Douglas Listman